EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio data)

	Six Months Ended
	June 30,		Year Ended
	2004	2003	2003	2002	2001	2000	1999
Income (loss) before income taxes, equity in earnings of non-consolidated affiliates and extraordinary item	$604,927	$532,708	$1,903,338	$1,191,261	$(1,259,390)	$688,384	$220,213
Dividends and other received from nonconsolidated affiliates	4,352	3,827	2,096	6,295	7,426	4,934	7,079

Total	609,279	536,535	1,905,434	1,197,556	(1,251,964)	693,318	227,292

Fixed Charges
Interest expense	175,208	196,263	388,000	432,786	560,077	413,425	192,321
Amortization of loan fees	*	*	*	12,077	14,648	12,401	1,970
Interest portion of rentals	188,480	164,561	338,965	293,831	270,653	150,317	24,511

Total fixed charges	363,688	360,824	726,965	738,694	845,378	576,143	218,802
Preferred stock dividends
Tax effect of preferred dividends	—	—	—	—	—	—	—
After tax preferred dividends	—	—	—	—	—	—	—

Total fixed charges and preferred dividends	363,688	360,824	726,965	738,694	845,378	576,143	218,802
Total earnings available for payment of fixed charges	$972,967	$897,359	$2,632,399	$1,936,250	$(406,586)	$1,269,461	$446,094

Ratio of earnings to fixed charges	2.68	2.49	3.62	2.62	**	2.20	2.04

Rental fees and charges	538,513	470,174	968,470	839,516	773,293	429,476	306,393
Interest component	35%	35%	35%	35%	35%	35%	8%

*	Amortization of loan fees is included in Interest expense beginning January 1, 2003.

**	For the year ended December 31, 2001, fixed charges exceeded earnings before income taxes and fixed charges by $1.3 billion.